UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K
                    [_] Form 10-Q [_] Form N-SAR

     For Period Ended: December 31, 1997
                      --------------------------------

     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -----------------------------------------

================================================================================

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant

Loch Harris, Inc.
--------------------------------------------------------------------------------

Former Name if Applicable

N/A
--------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

515 Capital of Texas Highway, #245
--------------------------------------------------------------------------------

City, State and Zip Code

Austin, Texas 78746
--------------------------------------------------------------------------------


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

INFORMATION REQUIRED FROM THIRD PARTIES WAS DELAYED.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


           Mark E. Baker             (512)               328-7808
     -------------------------   -------------   -------------------------
              (Name)              (Area Code)       (Telephone Number)

(2)  Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes [_] No


     --------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE 10-K TO BE FILED FOR LOCH HARRIS, INC. FOR THE PERIOD ENDED DECEMBER, 1997, WILL REFLECT THE ACQUISITION OF SIGNIFICANT ASSETS, NEW EARNINGS, AND CASH NOT PRESENT AT THE END OF FISCAL 1996, AT THE TIME OF THE LAST 10-K FILING. IN ADDITION, LOCH HARRIS, INC. HAS ACQUIRED SEVERAL NEW MANAGEMENT LEVEL EMPLOYEES, LIKEWISE NOT PRESENT AT THE DECEMBER 1996 FILING.

PRELIMINARY ESTIMATES FOR ASSETS ACCUMULATED OVER THE LAST 12 MONTHS ARE $15,289,727, COMPARED WITH DECEMBER 1996 ASSETS OF $2,260,049. FURTHERMORE, THE PREVIOUS FILING AT THE END OF FISCAL 1996 POSTED A NET LOSS FROM OPERATIONS OF $(211,460), WHILE 1997 ESTIMATES SHOW A NET INCOME FROM OPERATIONS OF $3,047,461.

THESE FIGURES ARE UNAUDITED, AND UNOFFICIAL UNTIL THE FINAL 10-K AUDITED FILING FOR DECEMBER 1997 IS COMPLETED.
-------------------------------------------------------------------------------


                              Loch Harris, Inc.
              --------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 27, 1998                         By  /s/ Mark E. Baker
    ---------------------------------       -----------------------------------
                                               Mark E. Baker
                                               Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------------------------------------------------------
                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
-------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.